Exhibit No. 9


BNP PARIBAS Logo



                                                              Paris, 08 May 2001

                                  PRESS RELEASE
                                  -------------

                 BNP Paribas and BancWest Sign Merger Agreement


BNP Paribas announced today that it had entered into a merger agreement with BancWest Corporation providing for BNP Paribas to acquire the 55% of BancWest shares it does not already own at a price of $35.00 in cash per share, or a total of approximately $2.45 billion.

The Board of Directors of BancWest, upon the unanimous recommendation of a Special Committee of independent directors, has determined that the merger is fair and in the best interests of BancWest's public stockholders and approved and declared advisable the merger agreement.

The transaction is structured as a merger of a newly-formed BNP Paribas subsidiary with and into BancWest. BNP Paribas has agreed with BancWest that, in addition to the majority vote required by law and BancWest's certificate of incorporation, completion of the merger will also be conditioned upon approval of the merger agreement by holders of two-thirds of the outstanding BancWest shares (including the 45% owned by BNP Paribas).

Completion of the transaction will also be subject to customary conditions, including receipt of applicable state and US federal regulatory approvals, including approval by the Board of Governors of the Federal Reserve System.

The parties hope to complete the merger in the third quarter of 2001.

Commenting on the merger agreement, Walter Dods, Chairman and Chief Executive Officer of BancWest, stated, "I am pleased that our Board has voted to approve the merger agreement with BNP Paribas. I feel that the decision reflects the confidence we have in the value of BNP Paribas's proposal for this institution and its shareholders. Our management team, along with our employees, looks forward to continuing our role as an active member of the community and to furthering the development of BancWest with the support of BNP Paribas."

BNP Paribas Director and Chief Operating Officer Baudouin Prot added:

 "We are delighted that the BancWest Board has determined to accept our offer and enter into the merger agreement. Through our relationship with BancWest, we have a great deal of confidence in its people. Not only is the proposed transaction immediately accretive, allowing the Group and its shareholders to fully benefit from BancWest's expanding earnings, but the BancWest platform, with 1.1 million customers in markets offering high long term growth potential, will allow us to leverage our broad financial services expertise."

Contacts:
Antoine Sire       33-1 40 14 21 06
Henri de Clisson   33-1 40 14 65 14     Dominique Rault   33-1 40 14 65 16